

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2013

Via E-mail
Michael J. Rugen
Chief Financial Officer
Tengasco, Inc.
11121 Kingston Pike, Suite E
Knoxville, Tennessee 37934

Re: Tengasco, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 1-15555

Dear Mr. Rugen:

        We have reviewed your filing and have the following comments. In some of our
comments, we may ask you to provide us with information so we may better understand your
disclosure.

        Please respond to this letter within ten business days by amending your filing, by
providing the requested information, or by advising us when you will provide the requested
response. If you do not believe our comments apply to your facts and circumstances or do not
believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in
response to these comments, we may have additional comments.

Form 10-K

Risk Factors, page 19

1.   We note your general risk factors concerning economic risks typically associated with oil
        and gas exploration, development and production activities (page 22) and costs to comply
        with government regulation of the oil and gas industry (page 26). Please clarify whether
        and to what extent you are involved in hydraulic fracturing. To the extent hydraulic
        fracturing is a material part of your operations, please revise your risk factor disclosure to
        disclose regulatory, financial and operational risks associated with hydraulic fracturing
        (for example, potential underground migration and surface spillage or mishandling of
        fluids, including chemical additives).

Certain Relationships and Related Party Transactions, and Director Independence, page 67

2.   You disclose in your Business section and on pages F-20 through F-22 that Peter E. Salas, the chairman of your board of directors and sole shareholder and controlling person of your largest shareholder, is the controlling person of Hoactzin. You also disclose that you are party to several transactions with Hoactzin. Please revise your disclosure in this section to disclose these transactions with Hoactzin. Refer to Item 404(d) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Angie Kim at (202) 551-3535 or, in her absence, Norman von Holtzendorff, at (202) 551-3237 with any questions.

                                        Sincerely,

                                        /s/ A.N. Parker *for*

                                        H. Roger Schwall
                                        Assistant Director